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                                                                           EXHIBIT 12(B)

                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                 PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS
                                                                                                   12 Months
                                                       YEARS ENDED DECEMBER 31,                      Ended
                                       ----------------------------------------------------------   March 31,
                                        1991         1992         1993        1994         1995        1996
                                      --------   ----------   ----------  ----------   ----------   ---------
                                                             (THOUSANDS OF DOLLARS)
Net Income..................... $  545,479   $  475,936   $  614,868   $  659,406   $  616,964   $   593,718
Plus Income Taxes (A)..........    261,912      223,782      307,414      301,447      325,737       317,611
                                  --------    ---------    ---------   ----------    ---------    ----------
Income Before Income Taxes.....    807,391      699,718      922,282      960,853      942,701       911,329
                                  --------    ---------    ---------   ----------    ---------    ----------
Fixed Charges and Preferred
  Securities Dividend Requirements:
  Interest Charges (B).........    358,517      401,902      389,956      395,925      406,869       409,197
  Interest Factor in Rentals...      9,311        9,591       11,090       12,120       11,956        11,891
  Preferred Securities Dividend
    Requirements (Pre-tax) (C).     42,703       46,675       56,957       60,910       72,854        72,992
                                  --------    ---------    ---------   ----------    ---------    ----------
          Total................    410,531      458,168      458,003      468,955      491,679       494,080
                                  --------    ---------    ---------   ----------    ---------    ----------
Earnings Before Fixed Charges and
  Preferred Securities Dividend
  Requirements................. $1,175,219   $1,111,211   $1,323,328   $1,368,898   $1,361,526    $ 1,332,417
                                  ========    =========    =========   ==========    =========    ==========

Ratio..........................       2.86         2.43        2.89         2.92         2.77         2.70
                                      ====         ====        ====         ====         ====         ====

(A)  Includes state income taxes and federal income taxes for other income.

(B)  Excludes 1991 and 1992 interest expense on decommissioning costs of $6,956 and $5,208, respectively.
     Effective January 1, 1992, accounting was changed to follow Federal Energy Regulatory Commission guidelines.

(C)  Includes a reduction for tax-deductible preferred dividends in accordance with Sections 244(a) and
     11(b) of the Internal Revenue Code of 1986, as amended, before applying accounting Rule S-K of
     Regulation 229.503,  Item 503 (d)(6).
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